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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 53690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chart Group Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 14th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael LaBarbera (212)350-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael LaBarbera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chart Group Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JANIE WALLACE
Notary Public - State of New York
NO. 01WA6190914
Qualified in Westchester County
My Commission Expires 8/4/2012

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHART GROUP ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

CHART GROUP ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITORS' REPORT

The Managing Member
Chart Group Advisors, LLC

We have audited the accompanying statement of financial condition of Chart Group Advisors, LLC (the "Company") at December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chart Group Advisors, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



PUSTORINO, PUGLISI & CO., LLP

New York, New York
February 28, 2012

CHART GROUP ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 250,074
Accounts receivable	4,158
Prepaid expenses	270
Investments in common stock, at fair value	891,606
TOTAL ASSETS	$ 1,146,108

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 36,155
Due to parent	625
TOTAL LIABILITIES	36,780
MEMBER'S EQUITY	1,109,328
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,146,108

The accompanying notes are an integral part of this financial statement.

CHART GROUP ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 1 - Organization

Chart Group Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions. Securities received as part of success fees are recorded at their current fair value based on their fair value as determined by the Company, pursuant to the fair value accounting standard as described below.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and local income tax purposes. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual member, the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2008. The years 2008 to 2011 remain subject to examination by taxing authorities.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Common Stock

The Company has adopted the provisions of fair value of the accounting standard. Under this standard, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities.
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.).
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

All of the Company's investments are valued using Level 3 criteria. Investments in common stock are stated at fair value as determined by the Company. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis. For fair values determined based upon other than active market quoted prices, the estimated values may differ materially from the value that would have been used had a ready market existed (see Note 6).

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* This ASU represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU No. 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

New Accounting Pronouncements (cont'd.)

The amendments to the FASB Accounting Standards Codification in this ASU are to be applied prospectively. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Nonpublic entities may apply the amendments in ASU No. 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011. The Company has not yet determined whether the adoption of this standard will have a material impact on its financial statements.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $213,294, which exceeded its requirement by $208,294. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2011, this ratio was 0.17:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Concentrations

The Company maintains all of its cash in financial institutions, which cash balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2011, the Company received fees from two major customers comprising 57% and 28%, respectively, of total revenues.

Note 5 - Transactions with Related Parties

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and related office expenses.

Salaries and related expenses represent reimbursements from the Company to the Parent for its share of salaries and related expenses paid by the Parent for employees of the Parent who provide services to the Company, principally in generating advisory and success fees.

Note 6 - Investments in Common Stock, at Fair Value

All of the Company's investments are evaluated utilizing Level 3 criteria and are summarized as follows:

Balance at January 1, 2011	$ 1,650,139
Realized loss	(82,668)
Change in unrealized depreciation	(491,865)
Proceeds from sales of securities	(184,000)
Balance at December 31, 2011	$ 891,606

At December 31, 2011, the fair value of the investments is derived by utilizing the market approach, which values the investments based on recent transactions in the same or similar securities.

Note 7 - Subsequent Events

For disclosure purposes in the financial statement, the Company has evaluated subsequent events through February 28, 2012, the date the financial statement was available to be issued.